Exhibit 99.1

GFL Environmental Reports Fourth Quarter and Full Year 2022 Results; Provides Full Year 2023 Guidance

Fourth Quarter 2022 Results

•	Organic revenue growth of 13.7%[1] results in revenue of $1,821.2 million, increase of 26.5%[1]

•	Solid Waste price of 9.9% and surcharges of 1.6%, highest in company history

•	Adjusted EBITDA[2] of $439.8 million, increase of 17.0%[1]; Net loss from continuing operations of $219.1 million; Adjusted Net Loss from continuing operations[2] of $7.9 million

Full Year 2022 Highlights

•	Organic revenue growth of 13.6%[1] results in revenue of $6,761.3 million, increase of 31.6%[1]

•	Adjusted EBITDA[2] of $1,720.8 million, increase of 22.0%[1]; Net loss from continuing operations of $183.2 million; Adjusted Net Income from continuing operations[2] of $178.1 million

•	Adjusted Cash Flows from Operating Activities[2] of $1,219.3 million; cash flows from operating activities of $1,096.3 million; Adjusted Free Cash Flow[2] of $691.3 million

•	Adjusted earnings per share from continuing operations[2] of $0.49; Loss per share from continuing operations of $(0.73)

•	Completed acquisitions generating approximately $480.0 million in annualized revenue in 2022

Full Year 2023 Guidance3

•	Revenue is estimated to be between $7,550 million and $7,650 million

•	Adjusted EBITDA[3] is estimated to be between $2,000 million and $2,050 million

•	Adjusted Free Cash Flow[3] is estimated to be approximately $700 million

VAUGHAN, ON, February 21, 2023 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, “our” or the “Company”) today announced its results for the fourth quarter and full year 2022, as well as guidance for full year 2023.

“Our employees delivered another exceptional year of results, outperforming our previously increased full year 2022 guidance,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “In 2022, strong execution drove our achievement of double digit, industry-leading revenue growth, including our highest to date Solid Waste core pricing increase of 9.9% for the fourth quarter, continued volume growth and acquisitions that outperformed expectations. We also grew Adjusted EBITDA2 for the quarter by 17.0% and demonstrated the effectiveness of our pricing and efficiency initiatives to counteract continuing inflationary cost pressures, resulting in organic Adjusted EBITDA margin2 expansion of 125 basis points, excluding the impact of fuel and commodity prices. Going into 2023, we believe with a high degree of visibility that the continued implementation of these initiatives will result in significant opportunities for outsized margin expansion.”

Mr. Dovigi continued, “Driving operating leverage through our continued focus on pricing, improved asset utilization and cost optimization continues to be a top priority for 2023. The better-than-expected pricing momentum exiting 2022 allows us to begin 2023 with double digit pricing and positions us for over 100 basis points of Adjusted EBITDA margin2 expansion in the year, despite over 70 basis points of headwinds from commodity prices and the dilutive rollover impact of acquisitions. Any improvement to commodity prices during the year would provide incremental upside to our guidance. The ongoing development of our 21 RNG projects is another key priority for 2023. Although the in-year contribution from these projects is modest, they are expected to generate approximately $175 million of Run-Rate EBITDA2 by the end of 2025, which would result in approximately 140 basis points of incremental Adjusted EBITDA margin2 expansion.”

“While we continue to manage a robust M&A pipeline, we intend to focus on realizing further synergies and opportunities from recent acquisitions. As a result, we expect a more tempered level of M&A in 2023, deploying approximately $300 million to $500 million on tuck-in acquisitions, returning to more historical levels of M&A in 2024.”

“We continue to focus on rationalizing our portfolio of assets in order to maximize return on invested capital. We have identified three distinct U.S. Solid Waste regions for potential sale that we acquired as part of several recent larger acquisitions. We believe that these divestitures could result in gross proceeds of approximately $1.5 billion, the net proceeds of which could reduce Net Leverage2 to below 4.0x, positioning us for sustainable industry leading free cash flow growth over the mid-term. We have signed three letters of intent for these divestitures and expect to sign definitive agreements by the second quarter and close the transactions by the end of the third quarter.”

“I am particularly proud of the meaningful advancements we made during the year on our ESG commitments. We published our 2021 Sustainability Report and established our Sustainability Action Plan which formalized our targets, goals and commitments. We received the NWRA 2022 Recycling Facility of the Year award for our Toronto Multi-Material Recovery Campus, the second time in the last three years that one of our MRFs has received this honor. Our continued ability to be a leading provider of sustainable solutions is a credit to the passion for our business of our almost 20,000 employees.”

Mr. Dovigi concluded, “December 2022 was the 15th anniversary of the founding of GFL. In those 15 years, we have remained committed to implementing our fundamental priorities. This singular focus on creating value for our stakeholders is the foundation for our industry-leading performance in 2022 and our launch into 2023. I am excited about the many opportunities that still lie ahead of us.”

Fourth Quarter Results1

•	Revenue increased by 26.5% to $1,821.2 million, compared to the fourth quarter of 2021.

•	Environmental Services revenue of $328.5 million, including organic growth of 27.3% driven by higher industrial collection and processing activity at our facilities and an increased level of emergency response activity.

•	Adjusted EBITDA[2] increased by 17.0% to $439.8 million, compared to the fourth quarter of 2021. Adjusted EBITDA margin[2] was 24.1%, compared to 25.2% for the fourth quarter of 2021 (26.1% as adjusted for the divestiture of GFL Infrastructure). Solid Waste Adjusted EBITDA margin[2] was 28.2%, compared to 30.0% for the fourth quarter of 2021.

•	Net loss from continuing operations increased to $219.1 million, compared to a net loss from continuing operations of $81.7 million for the fourth quarter of 2021.

•	Adjusted Free Cash Flow[2] was $221.1 million, compared to $188.7 million for the fourth quarter of 2021.

Year to Date Results1

•	Revenue increased by 31.6% to $6,761.3 million, compared to the year ended December 31, 2021.

•	Environmental Services revenue of $1,248.9 million, including organic growth of 27.9% driven by higher industrial collection and processing activity at our facilities, an increased level of emergency response activity and the impact of higher used motor oil selling prices.

•	Adjusted EBITDA[2] increased by 22.0% to $1,720.8 million, compared to the year ended December 31, 2021. Adjusted EBITDA margin[2] was 25.5%, compared to 26.5% for the year ended December 31, 2021 (27.5% as adjusted for the divestiture of GFL Infrastructure). Solid Waste Adjusted EBITDA margin[2] was 29.0%, compared to 30.9% for the year ended December 31, 2021.

•	Net loss from continuing operations decreased to $183.2 million, compared to $627.0 million for the year ended December 31, 2021.

•	Adjusted Free Cash Flow[2] was $691.3 million, compared to $573.4 million for the year ended December 31, 2021.

Full Year 2023 Guidance3

GFL also provided its guidance for 2023.

•	Revenue is estimated to be between $7,550 million and $7,650 million, representing year-over-year growth of 12% to 13%, resulting from expected organic growth of approximately 6.4% to 7.3%, revenue from net M&A roll over of approximately 3.5% to 4.0% and changes in foreign exchange resulting in approximately 1.8% revenue growth.

•	Adjusted EBITDA[3] is estimated to be between $2,000 million and $2,050 million, assuming Adjusted EBITDA margin[3] of 26.5% to 26.8%.

•	Adjusted Free Cash Flow[3] is estimated to be approximately $700 million, inclusive of approximately $50 million of capex spend from 2022 resulting from timing delays and incremental cash interest of approximately $100 million from the annualized impact of higher interest rates.

•	Net Leverage[3] is estimated to be approximately 4.2x, resulting from growth in Adjusted EBITDA[3] and Adjusted Free Cash Flow[3] generation.

The 2023 guidance includes the expected contribution of acquisitions already completed but excludes any impact from acquisitions not yet completed, refinancing opportunities, divestitures of non-core Solid Waste operations and any potential redeployment of capital. Implicit in forward-looking information in our expectations for 2023 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2023 guidance assumes GFL will continue to execute on its strategy to organically grow the business by leveraging its scalable network to attract and retain customers across multiple service lines, realize operational efficiencies and extract procurement and cost synergies. See “Forward-Looking Information”.

GFL is considering the potential sale of certain non-core Solid Waste operations in the United States with a view to optimizing its portfolio. The full year 2023 guidance does not include the impact of these potential divestitures which could result in approximately $1,500 million of gross proceeds. These potential divestitures are expected to be accretive to Adjusted Free Cash Flow3 driven by annualized cash interest savings of approximately $100 million4 and annualized capex reduction of approximately $30 million to $35 million, which could result in estimated Net Leverage in the high 3x5 for 2023.

Environmental, Social and Governance

GFL views its Environmental, Social and Governance (“ESG”) efforts as integral to its business, with initiatives consistent with its objective of long-term value creation for all stakeholders. In 2022, we released our 2021 Sustainability Report and established our Sustainability Action Plan which lays out a clear path to achieving our long-term goals, targets and commitments. Our Sustainability Action Plan is focused on the health, safety and engagement of our employees, increasing our recyclables recovered at our material recovery facilities, reducing our greenhouse gas emissions including through increased landfill gas capture and reuse, promoting and conserving biodiversity and investing in our communities through our Full Circle Project. To learn more about GFL’s sustainability goals and to download our 2021 Sustainability Report, click here.

(1)	Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL’s Infrastructure services division (“GFL Infrastructure”) which has been presented as discontinued operations. For additional information, refer to Note 2 and Note 25 in our audited consolidated financial statements for the year ended December 31, 2022. Our soil remediation division, previously included in our Infrastructure and Soil Remediation segment, has been combined with our Liquid Waste segment and renamed “Environmental Services”.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	Information contained in the section titled “Full Year 2023 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Fourth Quarter and Full Year 2022 Results for the equivalent historical non-IFRS measure.
(4)	Assumes approximately $1.3 billion of after-tax proceeds used to pay down a portion of variable rate debt with a blended cost of debt of approximately 7.50%.
(5)	Forecast Net Leverage as of December 31, 2023, excluding the impact of any 2023 M&A or refinancing activity but including the impact of the potential U.S. Solid Waste divestitures.

Q4 2022 Earnings and 2023 Guidance Call

GFL will host a conference call related to our fourth quarter and full year 2022 earnings and our 2023 guidance on Wednesday, February 22, 2023 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-844-200-6205 in the United States (access code: 851341) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=6166eefa&confId=45953. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until March 8, 2023 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 920854). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

Annual Report

GFL also announced that on February 22, 2023, it will be filing its annual report on Form 40-F, including the Company's audited consolidated financial statements (the “Annual Financial Statements”) for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) and with the Canadian securities regulators on SEDAR (www.sedar.com). The annual report will also be available on the Investors page of the Company's website at https://investors.gflenv.com. Shareholders may receive a hard copy of the complete Annual Financial Statements from the Company free of charge upon request by contacting GFL Investor Relations at ir@gflenv.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,500 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Full Year 2023 Guidance”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets and to complete such divestitures on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2022 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net income of investments accounted for using the equity method, (e) share-based payments, (f) gain (loss) on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (i) impairment and other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. For the year ended December 31, 2022, we deducted our share of net income of investments accounted for using the equity method and adjusted for an impairment charge and insurance recoveries related to assets that were destroyed by fire during the year. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition 4 and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) prepayment penalties for early note redemption, (c) transaction costs, (d) acquisition, rebranding and other integration costs, (e) M&A related net working capital investment, (f) tax refund from CARES Act, and (g) cash interest paid on TEUs. Management uses Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of GFL. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) normalization for excess proceeds from asset divestitures, (c) proceeds on disposal of assets, (d) purchase of property and equipment and intangible assets, and (e) investment in joint ventures and associates. For the year ended December 31, 2022, proceeds from asset divestitures excluded proceeds received for the divestiture of GFL Infrastructure. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) for continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) prepayment penalties for early note redemption, (e) amortization of deferred financing costs, (f) (gain) loss on foreign exchange, (g) mark-to-market (gain) loss on Purchase Contracts, (h) share of net income of investments accounted for using the equity method, (i) gain (loss) on divestiture, (j) transaction costs, (k) acquisition, rebranding and other integration costs, (l) TEU amortization expense, (m) impairment and other, and (n) the tax impact of the forgoing. For the year ended December 31, 2022, we deducted our share of net income of investments accounted for using the equity method and adjusted for an impairment charge and insurance recoveries related to assets that were destroyed by fire during the year. Adjusted earnings (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Revenue	$1,821.2	$1,439.6	$6,761.3	$5,136.6
Expenses
Cost of sales	1,624.2	1,345.2	5,963.7	4,662.9
Selling, general and administrative expenses	201.8	161.4	730.4	562.7
Interest and other finance costs	148.6	104.9	489.3	432.5
Loss (gain) on sale of property and equipment	14.8	(0.8)	4.7	2.2
(Gain) loss on foreign exchange	(31.6)	(19.1)	217.7	16.2
Mark-to-market (gain) loss on Purchase Contracts	124.6	30.0	(266.8)	349.6
Gain on divestiture	—	(86.4)	(4.9)	(153.3)
Impairment and other	(5.3)	—	7.2	—
	2,077.1	1,535.2	7,141.3	5,872.8
Share of net income of investments accounted for using the equity method	6.2	—	20.7	—
Loss before income taxes	(249.7)	(95.6)	(359.3)	(736.2)
Current income tax (recovery) expense	(3.1)	10.4	4.4	22.5
Deferred tax recovery	(27.5)	(24.3)	(180.5)	(131.7)
Income tax recovery	(30.6)	(13.9)	(176.1)	(109.2)
Net loss from continuing operations	(219.1)	(81.7)	(183.2)	(627.0)
Net income (loss) from discontinued operations	—	4.3	(127.9)	20.2
Net loss	(219.1)	(77.4)	(311.1)	(606.8)
Less: Net income attributable to non-controlling interests	0.9	—	0.7	—
Net loss attributable to GFL Environmental Inc.	(220.0)	(77.4)	(311.8)	(606.8)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	(76.8)	(35.9)	449.5	(9.1)
Reclassification to net loss of fair value movements on cash flow hedges, net of tax	(0.4)	—	(0.4)	(4.4)
Fair value movements on cash flow hedges, net of tax	9.3	(5.5)	(64.9)	1.3
Other comprehensive (loss) income from continuing operations	(67.9)	(41.4)	384.2	(12.2)
Comprehensive (loss) income from continuing operations	(287.0)	(123.1)	201.0	(639.2)
Comprehensive income (loss) from discontinued operations	—	4.3	(127.9)	20.2
Total comprehensive (loss) income	(287.0)	(118.8)	73.1	(619.0)
Less: Total comprehensive income attributable to non-controlling interests	0.9	—	0.9	—
Total comprehensive (loss) income attributable to GFL Environmental Inc.	$(287.9)	$(118.8)	$72.2	$(619.0)

Basic and diluted (loss) earnings per share
Continuing operations	$(0.66)	$(0.26)	$(0.73)	$(1.88)
Discontinued operations	—	0.01	(0.35)	0.05
Total operations	$(0.66)	$(0.25)	$(1.08)	$(1.83)

Weighted and diluted weighted average number of shares outstanding(2)	369,134,504	363,051,517	367,170,911	361,566,007

(1)	Basic and diluted loss per share is calculated on net loss adjusted for amounts attributable to preferred shareholders. Refer to Note 16 in our audited consolidated financial statements and the related notes for the year ended December 31, 2022.
(2)	Basic and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as at December 31, 2022 represented 25,665,433 subordinate voting shares (25,658,711 subordinate voting shares as at December 31, 2021).

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

(unaudited)

	December 31, 2022	December 31, 2021
Assets
Cash	$82.1	$190.4
Trade and other receivables, net	1,118.1	1,134.7
Prepaid expenses and other assets	182.9	170.6
Current assets	1,383.1	1,495.7

Property and equipment, net	6,540.3	6,010.6
Intangible assets, net	3,245.0	3,330.0
Investments accounted for using the equity method	326.6	—
Other long-term assets	90.2	59.1
Goodwill	8,182.4	7,501.1
Non-current assets	18,384.5	16,900.8
Total assets	19,767.6	18,396.5

Liabilities
Accounts payable and accrued liabilities	1,557.7	1,319.7
Income taxes payable	—	25.8
Long-term debt	17.9	17.2
Lease obligations	51.5	50.9
Due to related party	9.3	12.8
Tangible equity units	1,024.9	56.9
Landfill closure and post-closure obligations	30.8	39.1
Current liabilities	2,692.1	1,522.4

Long-term debt	9,248.9	7,984.6
Lease obligations	327.3	257.4
Other long-term liabilities	47.5	41.0
Due to related party	8.7	18.0
Deferred income tax liabilities	582.6	723.9
Tangible equity units	—	1,231.6
Landfill closure and post-closure obligations	816.4	841.5
Non-current liabilities	11,031.4	11,098.0
Total liabilities	13,723.5	12,620.4

Shareholders’ equity
Share capital	8,640.3	8,462.9
Contributed surplus	109.6	77.4
Deficit	(2,843.0)	(2,510.5)
Accumulated other comprehensive income (loss)	130.3	(253.7)
Total GFL Environmental Inc.’s shareholders’ equity	6,037.2	5,776.1
Non-controlling interests	6.9	—
Total shareholders’ equity	6,044.1	5,776.1
Total liabilities and shareholders’ equity	$19,767.6	$18,396.5

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Operating activities
Net loss	$(219.1)	$(77.4)	$(311.1)	$(606.8)
Adjustments for non-cash items
Depreciation of property and equipment	271.9	278.9	1,008.7	931.8
Amortization of intangible assets	133.5	126.7	516.8	461.2
Share of net income of investments accounted for using the equity	(6.2)	—	(20.7)	—
Gain on divestiture	—	(86.4)	(4.9)	(153.3)
Impairment and other	(5.3)	—	7.2	—
Impairment related to discontinued operations	(6.8)	—	121.3	—
Interest and other finance costs	148.6	105.2	492.8	434.1
Share-based payments	15.1	14.5	55.1	45.7
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs	(32.7)	(19.1)	216.9	14.8
Loss (gain) on sale of property and equipment	14.8	(0.8)	4.7	1.9
Mark-to-market loss (gain) on Purchase Contracts	124.6	30.0	(266.8)	349.6
Current income tax (recovery) expense	(3.1)	11.1	4.5	23.9
Deferred tax recovery	(20.7)	(24.6)	(175.6)	(129.9)
Interest paid in cash on Amortizing Notes component of TEUs	(0.3)	(0.9)	(2.0)	(4.2)
Interest paid in cash, excluding interest paid on Amortizing Notes	(116.3)	(88.3)	(413.2)	(335.7)
Income taxes paid in cash, net	(2.3)	(4.4)	(24.4)	(11.0)
Changes in non-cash working capital items	115.7	30.9	(85.5)	(87.1)
Landfill closure and post-closure expenditures	(8.4)	(11.6)	(27.5)	(37.1)
	403.0	283.8	1,096.3	897.9
Investing activities
Proceeds on disposal of assets	35.5	89.3	364.1	259.7
Purchase of property and equipment	(237.3)	(229.4)	(780.1)	(647.2)
Investment in joint ventures and associates	(4.6)	—	(47.6)	—
Business acquisitions, net of cash acquired	(197.9)	(996.5)	(1,270.6)	(2,299.7)
	(404.3)	(1,136.6)	(1,734.2)	(2,687.2)
Financing activities
Repayment of lease obligations	(18.0)	(14.6)	(69.8)	(74.0)
Issuance of long-term debt	210.3	205.9	1,656.4	3,816.0
Repayment of long-term debt	(316.3)	(639.2)	(904.5)	(2,010.8)
Payment of contingent purchase consideration and holdbacks	(5.4)	(4.0)	(18.5)	(23.6)
Issuance of share capital, net of issuance costs	—	372.5	—	372.5
Repayment of Amortizing Notes	(15.4)	(14.0)	(58.4)	(54.1)
Dividends issued and paid	(5.6)	(4.8)	(20.7)	(17.9)
Payment of financing costs	(0.1)	(2.5)	(2.7)	(30.6)
Repayment of loan to related party	—	—	(12.8)	(12.8)
	(150.5)	(100.7)	569.0	1,964.7

(Decrease) increase in cash	(151.8)	(953.5)	(68.9)	175.4
Changes due to foreign exchange revaluation of cash	(3.5)	(5.6)	(39.4)	(12.2)
Cash, beginning of period	237.4	1,149.5	190.4	27.2
Cash, end of period	$82.1	$190.4	$82.1	$190.4

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2022, as well as our audited consolidated financial statements and notes thereto for the year ended December 31, 2021.

Revenue Growth

The following table summarizes the revenue growth in our segments for the periods indicated:

	Three months ended December 31, 2022
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	5.9%	9.5%	—%	15.5%
USA	9.6	11.5	8.6	29.6
Solid Waste	8.4	10.9	5.8	25.1
Environmental Services(1)	4.1	27.3	1.8	33.2
Total	7.7%	13.7%	5.2%	26.5%

	Year ended December 31, 2022
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	8.9%	10.0%	—%	18.9%
USA	11.9	11.7	4.5	28.1
Solid Waste	11.0	11.2	3.0	25.2
Environmental Services(1)	41.2	27.9	1.3	70.4
Total	15.3%	13.6%	2.8%	31.6%

(1)	Environmental Services is the combination of our Liquid Waste segment and the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Three months ended December 31, 2022	Year ended December 31, 2022
Price	9.9%	8.2%
Surcharges	1.6	1.6
Volume	1.2	2.1
Commodity price	(1.8)	(0.7)
Total Solid Waste organic growth	10.9%	11.2%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

	Three months ended December 31, 2022			Three months ended December 31, 2021(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Solid Waste
Canada	$440.5	$117.6	26.7%	$382.0	$107.0	28.0%
USA	1,052.2	303.8	28.9	811.0	250.6	30.9
Solid Waste	1,492.7	421.4	28.2	1,193.0	357.6	30.0
Environmental Services(4)	328.5	73.0	22.2	246.6	55.6	22.5
Corporate	—	(54.6)	—	—	(37.4)	—
Total	$1,821.2	$439.8	24.1%	$1,439.6	$375.8	26.1%

	Year ended December 31, 2022			Year ended December 31, 2021(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Solid Waste
Canada	$1,678.2	$451.5	26.9%	$1,410.9	$411.5	29.2%
USA	3,834.2	1,149.5	30.0	2,992.7	948.6	31.7
Solid Waste	5,512.4	1,601.0	29.0	4,403.6	1,360.1	30.9
Environmental Services(4)	1,248.9	307.4	24.6	733.0	186.9	25.5
Corporate	—	(187.6)	—	—	(136.1)	—
Total	$6,761.3	$1,720.8	25.5%	$5,136.6	$1,410.9	27.5%

(1)	Comparative figures have been re-presented, refer to Note 25 in our Annual Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(4)	Environmental Services is the combination of our Liquid Waste segment and the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	December 31, 2022		December 31, 2021
Total long-term debt, net of derivative asset(1)	$9,208.5		$7,979.0
Deferred finance costs and other adjustments	(43.5)		57.9
Total long-term debt, excluding deferred finance costs and other adjustments	$9,252.0		$7,921.1
Less: cash	(82.1)		(190.4)
	9,169.9		7,730.7

Trailing twelve months Adjusted EBITDA(2)	1,720.8		1,463.7
Acquisition EBITDA Adjustments(3)	106.0		163.8
Run-Rate EBITDA(3)	$1,826.8		$1,627.5

Net Leverage(2)	5.02	x	4.75	x
Net Leverage(2) at December 31, 2021 exchange rate(4)	4.74	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 11 in our Annual Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

(4)	Calculated as Total long-term debt excluding deferred finance costs and other adjustments, less cash, translated from USD to CAD using an exchange rate of 1.2678, divided by Run-Rate EBITDA of $1,826.8 million.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

December 31, 2022
Subordinate voting shares	331,629,917
Multiple voting shares	11,812,964
Basic shares outstanding	343,442,881
Effect of dilutive instruments	4,540,768
Minimum conversion of TEUs	25,665,433
Series A Preferred Shares (as converted)	27,842,293
Series B Preferred Shares (as converted)	7,268,463
Diluted shares outstanding	408,759,838

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net loss from continuing operations to EBITDA and Adjusted EBITDA for the periods presented, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

($ millions)	Three months ended December 31, 2022	Three months ended December 31, 2021(1)
Net loss from continuing operations	$(219.1)	$(81.7)
Add:
Interest and other finance costs	148.6	104.9
Depreciation of property and equipment	271.8	274.0
Amortization of intangible assets	133.5	125.9
Income tax recovery	(30.6)	(13.9)
EBITDA	304.2	409.2
Add:
Gain on foreign exchange(2)	(31.6)	(19.1)
Loss (gain) on sale of property and equipment	14.8	(0.8)
Mark-to-market loss on Purchase Contracts(3)	124.6	30.0
Share of net income of investments accounted for using the equity method	(6.2)	—
Share-based payments(4)	15.1	12.7
Gain on divestiture(5)	—	(86.4)
Transaction costs(6)	18.1	21.0
Acquisition, rebranding and other integration costs(7)	6.1	9.2
Impairment and other(8)	(5.3)	—
Adjusted EBITDA	$439.8	$375.8

($ millions)	Year ended December 31, 2022	Year ended December 31, 2021(1)
Net loss from continuing operations	$(183.2)	$(627.0)
Add:
Interest and other finance costs	489.3	432.5
Depreciation of property and equipment	1,003.9	911.9
Amortization of intangible assets	515.6	457.6
Income tax recovery	(176.1)	(109.2)
EBITDA	1,649.5	1,065.8
Add:
Loss on foreign exchange(2)	217.7	16.2
Loss on sale of property and equipment	4.7	2.2
Mark-to-market (gain) loss on Purchase Contracts(3)	(266.8)	349.6
Share of net income of investments accounted for using the equity method	(20.7)	—
Share-based payments(4)	53.3	41.1
Gain on divestiture(5)	(4.9)	(153.3)
Transaction costs(6)	55.0	64.2
Acquisition, rebranding and other integration costs(7)	25.8	25.1
Impairment and other(8)	7.2	—
Adjusted EBITDA	$1,720.8	$1,410.9

(1)	Comparative figures have been re-presented, refer to Note 25 in our Annual Financial Statements.

(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(3)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.

(5)	Consists of gain resulting from the divestiture of certain assets.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of impairment charge and insurance recoveries for assets that were destroyed by fire.

Adjusted Net (Loss) Income from Continuing Operations

The following tables provide a reconciliation of our net loss from continuing operations to Adjusted Net (Loss) Income from continuing operations for the periods indicated, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

($ millions)	Three months ended December 31, 2022	Three months ended December 31, 2021(1)
Net loss from continuing operations	$(219.1)	$(81.7)
Add:
Amortization of intangible assets(2)	133.5	125.9
ARO discount rate depreciation adjustment(3)	—	40.1
Incremental depreciation of property and equipment due to recapitalization	4.5	4.5
Amortization of deferred financing costs	3.5	3.2
Gain on foreign exchange(5)	(31.6)	(19.1)
Mark-to-market loss on Purchase Contracts(6)	124.6	30.0
Share of net income of investments accounted for using the equity method	(6.2)	—
Gain on divestiture(7)	—	(86.4)
Transaction costs(8)	18.1	21.0
Acquisition, rebranding and other integration costs(9)	6.1	9.2
TEU amortization expense	0.2	0.6
Impairment and other(10)	(5.3)	—
Tax effect(11)	(36.2)	(26.1)
Adjusted Net (Loss) Income from continuing operations	$(7.9)	$21.2
Adjusted (loss) earnings from continuing operations per share, basic and diluted	$(0.02)	$0.06

($ millions)	Year ended December 31, 2022	Year ended December 31, 2021(1)
Net loss from continuing operations	$(183.2)	$(627.0)
Add:
Amortization of intangible assets(2)	515.6	457.6
ARO discount rate depreciation adjustment(3)	7.8	54.9
Incremental depreciation of property and equipment due to recapitalization	18.0	18.4
Prepayment penalties for early note redemption(4)	—	49.3
Amortization of deferred financing costs	12.7	19.7
Loss on foreign exchange(5)	217.7	16.2
Mark-to-market (gain) loss on Purchase Contracts(6)	(266.8)	349.6
Share of net income of investments accounted for using the equity method	(20.7)	—
Gain on divestiture(7)	(4.9)	(153.3)
Transaction costs(8)	55.0	64.2
Acquisition, rebranding and other integration costs(9)	25.8	25.1
TEU amortization expense	1.1	2.0
Impairment and other(10)	7.2	—
Tax effect(11)	(207.2)	(143.9)
Adjusted Net Income from continuing operations	$178.1	$132.8
Adjusted earnings per share from continuing operations, basic and diluted	$0.49	$0.37

(1)	Comparative figures have been re-presented, refer to Note 25 in our Annual Financial Statements.

(2)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(3)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(4)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes.

(5)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(6)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(7)	Consists of gain resulting from the divestiture of certain assets.

(8)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(9)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(10)	This is a non-cash item and consists of impairment charge and insurance recoveries related to assets that were destroyed by fire.

(11)	Consists of the tax effect of the adjustments to net loss.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The tables below set forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods presented:

($ millions)	Three months ended December 31, 2022	Three months ended December 31, 2021
Cash flows from operating activities	$403.0	$283.8
Less:
Operating cash flows from discontinued operations(1)	—	6.3
Cash flows from operating activities (excluding discontinued operations)	403.0	277.5
Add:
Transaction costs(3)	18.1	21.0
Acquisition, rebranding and other integration costs(4)	6.1	9.2
M&A related net working capital investment(5)	—	5.6
Cash interest paid on TEUs(7)	0.3	0.9
Adjusted Cash Flows from Operating Activities	427.5	314.2
Add:
Proceeds from asset divestitures(8)	21.9	84.9
Proceeds on disposal of assets	13.6	4.4
Purchase of property and equipment and intangible assets(10)	(237.3)	(214.8)
Adjusted Free Cash Flow (excluding investment in joint ventures and associates)	225.7	188.7
Add:
Investment in joint ventures and associates(11)	(4.6)	—
Adjusted Free Cash Flow	$221.1	$188.7

($ millions)	Year ended December 31, 2022	Year ended December 31, 2021
Cash flows from operating activities	$1,096.3	$897.9
Less:
Operating cash flows from discontinued operations(1)	(35.4)	5.7
Cash flows from operating activities (excluding discontinued operations)	1,131.7	892.2
Add:
Prepayment penalties for early note redemption(2)	—	49.3
Transaction costs(3)	55.0	64.2
Acquisition, rebranding and other integration costs(4)	25.8	25.1
M&A related net working capital investment(5)	4.8	41.0
Tax refund from CARES Act(6)	—	(1.5)
Cash interest paid on TEUs(7)	2.0	4.2
Adjusted Cash Flows from Operating Activities	1,219.3	1,074.5
Add:
Proceeds from asset divestitures(8)	117.6	242.5
Normalization for excess proceeds from asset divestitures(9)	152.4	(152.4)
Proceeds on disposal of assets	22.5	17.2
Purchase of property and equipment and intangible assets(10)	(772.9)	(608.4)
Adjusted Free Cash Flow (excluding investment in joint ventures and associates)	738.9	573.4
Add:
Investment in joint ventures and associates(11)	(47.6)	—
Adjusted Free Cash Flow	$691.3	$573.4

(1)	Consists of operating cash flows from discontinued operations. As at December 31, 2022, GFL’s Infrastructure services division was presented as discontinued operations. Refer to Note 25 in our Annual Financial Statements.

(2)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes.

(3)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar cots in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(4)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(5)	Consists of net non-cash working capital in the period in relation to acquisitions.

(6)	Consists of tax refunds received related to loss carry-backs under the CARES Act applied to prior year taxable income.

(7)	Consists of interest paid in cash on the Amortizing Notes.

(8)	Consists of proceeds from divestitures, excluding proceeds received from the divestiture of GFL Infrastructure.

(9)	Consists of excess proceeds from divestiture of certain landfill assets, as well as hauling and ancillary operations. Amount has been included on the basis that the excess proceeds will be redeployed into the business in 2022 and to reflect a normalized level of capital expenditures.

(10)	Excludes purchase of property and equipment for GFL Infrastructure, which was presented as discontinued operations, of $nil for the three months ended December 31, 2022 and $7.2 million for the year ended December 31, 2022. Refer to Note 25 in our Annual Financial Statements.

(11)	Consists of initial capital investment for the development and construction of renewable natural gas facilities operated as joint ventures.